

February 1, 2013

Via E-mail
Mr. Louis M. Riccio, Jr.
Senior Vice President and Chief Financial Officer
La-Z-Boy Incorporated
1284 North Telegraph Road
Monroe, Michigan 48162

> **RE:** **La-Z-Boy Incorporated**
> **Form 10-K for the Year Ended April 28, 2012**
> **Filed June 19, 2012**
> **Form 10-Q for the Period Ended October 27, 2012**
> **Filed November 28, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed July 9, 2012**
> **Form 8-K**
> **Filed November 28, 2012**
> **File No. 1-9656**

Dear Mr. Riccio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended April 28, 2012

Management's Discussion and Analysis

Liquidity and Capital Resources, page 30

1. Please enhance your liquidity disclosures to address the following:

- Disclose the amount of foreign cash and short-term investments you have as compared to your total amount of cash and short-term investments as of the latest balance sheet date; and
- Discuss the fact that if the foreign cash and short-term investments are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a. Please show us in your supplemental response what the revisions will look like in future filings.

Critical Accounting Policies

Long-Lived Assets, page 35

2. Your segment disclosures on page 62 and your Form 10-Q for the period ended October 27, 2012 indicate that you have incurred recurring operating losses for the retail segment for each of the three years ended April 28, 2012 as well as the six months ended October 27, 2012. Please disclose what consideration you have given to these recurring losses in your impairment assessments of long-lived assets related to this segment. Please show us in your supplemental response what the revisions will look like in future filings.

Financial Statements

Consolidated Balance Sheet, page 41

3. In light of your acquisition of La-Z-Recliner Shops, Inc. in the second quarter of fiscal 2013 and the corresponding increase in the amounts of goodwill and other intangible assets recorded, please present goodwill and other intangible assets separately on the face of your balance sheet. Refer to ASC 350-20-45-1 and ASC 350-30-45-1.

Notes to the Financial Statements

Note 1. Accounting Policies, page 45

General

4. Please disclose your goodwill impairment policy in the notes to the financial statements as well as a critical accounting policy, if appropriate. Please include the following in your disclosures:
- The reporting unit level at which you test goodwill for impairment and your basis for that determination;

- How you weight each of the methods used to value goodwill, including the basis for that weighting; and
- To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units:
  - Identify the reporting unit;
  - The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
  - The amount of goodwill;
  - A description of the assumptions that drive the estimated fair value;
  - A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and
  - A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance. Please show us in your supplemental response what the revisions will look like in future filings.

Note 14. Segment Information, page 61

5. Please separately present revenues from external customers and intersegment revenues for each reportable segment. Please also disclose the amount of each segment's operating income which is derived from intersegment revenues. Refer to ASC 280-10-50-22(a) and (b) and 50-30 as well as the examples provided in ASC 280-10-55-48 and 55-49. Please show us in your supplemental response what the revisions will look like in future filings.

6. Please disclose the basis of accounting used for transactions between reportable segments pursuant to ASC 280-10-50-29(a). Please show us in your supplemental response what the revisions will look like in future filings.

Note 15. Income Taxes, page 62

7. Please expand your disclosures to address the following:
- During fiscal 2012, you concluded that certain valuation allowances totaling $46.2 million associated with certain U.S. federal, state and Canadian deferred tax assets should be reversed because it had become more likely than not that the value of those deferred tax assets would be realized. Please expand your disclosures to better explain the specific triggering events or circumstances which occurred in 2012 and led to the reversal;

- Please disclose the amount of pre-tax income that you need to generate to realize your deferred tax assets; and
- Please include an explanation of the anticipated future trends included in your projections of future taxable income.

Please show us in your supplemental response what the revisions will look like in future filings.

Note 16. Variable Interest Entities, page 65

8. Your disclosures on page 25 indicate that you acquired the Southern California variable interest entity in the fourth quarter of fiscal 2011. Please disclose how you accounted for this acquisition, including the impact of the acquisition on your financial statements. Please show us in your supplemental response what the revisions will look like in future filings.

9. During the third quarter of fiscal 2012, you deconsolidated your last variable interest entity due to the expiration of the operating agreement that previously caused you to be its primary beneficiary. Please disclose how you accounted for the deconsolidation, including the impact the deconsolidation had on your statements of income. Refer to ASC 810-10-50-12(b). Please show us in your supplemental response what the revisions will look like in future filings.

10. In regards to your interests in three independent La-Z-Boy Furniture Galleries dealers for which you are not the primary beneficiary, please expand your disclosures pursuant to ASC 810-10-50-12(d) to better explain the nature of your involvement with these variable interest entities. Please show us in your supplemental response what the revisions will look like in future filings.

Note 19. Income from Continued Dumping and Subsidy Offset Act, page 68

11. If the Federal Circuit were to reverse the judgments of the Court of International Trade and determine that the Non-Supporting Producers are entitled to distributions under the Continued Dumping and Subsidy Offset Act of 2000, it appears possible that you would have to return all or a portion of your share of distributions. Given that there appear to be unresolved contingencies related to these distributions, please tell us how you determined it was appropriate to record income when the distribution amounts were received. Refer to ASC 450-30-25-1.

Schedule II – Valuation and Qualifying Accounts, page 74

12. Please present the activity related to your product returns allowance in your schedule pursuant to Rule 12-09 of Regulation S-X. Please show us in your supplemental response what the revisions will look like in future filings.

Form 10-Q for the Period Ended October 27, 2012

Management's Discussion and Analysis

Liquidity and Capital Resources, page 28

13. You present cash from net income net of non-cash add-backs. Given that this appears to represent non-GAAP financial measure, please provide the disclosures required by Item 10(e) of Regulation S-K. Please show us in your supplemental response what the revisions will look like in future filings.

Definitive Proxy Statement on Schedule 14A Filed July 9, 2012

Compensation Discussion and Analysis, page 18

Base Salary, page 21

14. Please refer to comment 27 in our letter dated October 27, 2009. We note that your disclosure continues to broadly characterize the elements influencing the increases in 2012 salaries. In future filings please contextualize the elements influencing the compensation committee's salary determination for each named executive officer. Please provide us supplementally with this disclosure for year 2012.

Short Term Incentive Awards (Management Incentive Program), page 21

15. We note that the 2012 annual bonus was significantly larger than the prior years. With a view towards disclosure, please tell us how the compensation committee determined the financial target levels, especially the operating margin which accounted for two-thirds of the bonus. We note that the threshold, target and maximum levels of the operating margin for FYE 2011 were greater than the 2012 levels.

Executive Deferred Compensation Plan, page 24

16. Please refer to your footnote (1) of your Non-Qualified Deferred Compensation disclosure on page 32. In light of Instruction 2 to Item 402(c)(2)(iii) and (iv) of Regulation S-K, please clarify for us whether the salary and bonus amounts deferred by Mr. Darrow have been reflected in the appropriate columns in the summary compensation table.

Form 8-K Filed November 28, 2012

17. You disclose the percentage by which same-store written sales, same-store sales and total written sales each increased. Please expand your disclosures to clearly convey the differences between each of these sales amounts as well as how each is computed. Please show us in your supplemental response what the revisions will look like in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Era Anagnosti Jaskot, Staff Attorney, at (202) 551-3369 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief